FORM 12B-25

                              U.S. SECURITIES AND EXCHANGE COMMISSION

                                      WASHINGTON, D.C. 20549


                                            FORM 12B-25

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                     NOTIFICATION OF LATE FILING               SEC FILE NUMBER
                                                                  333-18755
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                            (CHECK ONE):                        CUSIP NUMBER
                                                                 729272 10 4

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[ ] Form 10-K and Form-KSB [ ] Form 20-F  [ ] Form 11-K  [X] 10-Q and Form 10QSB

         For Period Ended: March 31, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:    N/A
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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         Full Name of Registrant     Pluma, Inc.
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         Former Name if Applicable
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                                     801 Fieldcrest Road
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         Address of Principal Executive Office (Street and Number)
                                     Eden, North Carolina 27288
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         City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P 23,047], the following should be completed. (Check box if appropriate).

[X] (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (P 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (P 72,435), effective April 12, 1989, 54 F.R. 10306; and Release No.
34-30968 (P 72,439), effective August 13, 1992, 57 F.R. 36442.]

The Company's 10-Q cannot be timely filed without unreasonable effort and delay as the result of the fact that the Company hired a permanent Chief Executive Officer on May 10, 1999. The new Chief Executive Officer is not immediately familiar with material information required to be disclosed in the Company's 10-Q and would like extra time to familiarize himself with such information. Furthermore, on May 14, 1999, the Company instituted a Chapter 11 reorganization proceeding in the United States Bankruptcy Court for the Middle District of North Carolina. The attention of all executive officers has been focused on preparing for the filing and the presentation of evidence concerning various first day motions filed in the proceeding.
                                                 (Attach Extra Sheets if Needed)
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PART III - NARRATIVE
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   (1) Name and telephone number of person to contact in regard to this notification

    Thomas T. Crumpler                (336)                        722-2300
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         (Name)                       (Area Code)            (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Exhibit A

   Pluma, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 14, 1999                           By:
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                                                Thomas T. Crumpler

INSTRUCTION: The form may be signed by executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12-b25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission., Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on Form12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
(ss. 232.13(b) of this chapter). [Added in Release No. 34-31905 (P 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (P 85,475),
effective January 30, 1995, 59 F.R. 67752.]

                                    EXHIBIT A
                                 TO FORM 12b-25
                                   PLUMA, INC.

         For the quarter ended March 31, 1998, the Company reported a loss before income taxes of $1.4 million. For the quarter ended March 31, 1999, the Company expects to report a loss before income taxes of approximately $10 million. Significant factors affecting this change in results include lost sales, which inhibited the Company's ability to absorb fixed costs, reserves for bad debt, higher interest expense, write-offs for abandoned leasehold improvements, reserves made related to anticipated closings of two manufacturing facilities and consulting fees related to a business reorganization plan.